Velti Q2 2012

This presentation contains forward-looking information about the Company’s business and financial outlook. Forward-looking information addresses matters that are subject to risks and uncertainties. In addition to the risks associated with developing complex technology, the Company’s future results will depend on a variety of factors, including global financial conditions and uncertainties; the ability to gain new customers and develop new customers; the ability of the Company to bring new products to market; technological advances and the ability to manage intellectual property rights and manage data rights in a rapidly changing environment; potential liability resulting from pending or future litigation; and product announcements by the Company’s competitors and other competitive factors. For further discussion of risks and uncertainties relating to the Company, please see the Company’s filings with the Securities and Exchange Commission. WWW.VELTI.COM SAFE HARBOR STATEMENT 2 Q2 2012

Revenue, Margin, Adjusted EBITDA Growth Growth Summary Margin Revenue breakdown by type and geography Cash Flow, Cash Positions, and Comprehensive DSOs GAAP, Adjusted EBITDA & Adjusted Net Income reconciliation Q3 2012 and FY 2012 guidance Contents Q2 2012 3

4 Q2 2012 Revenue & Revenue Less 3rd Party Costs Growth Q2 2012 $34.4 $58.7 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 Q2 2011 Q2 2012 Revenue Q2 2012 vs. Q2 2011 ($ millions) + 71% $23.6 $37.7 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 $40.0 Q2 2011 Q2 2012 Revenue Less 3rd Party Costs Q2 2012 vs. Q2 2011 ($ millions) + 60%

5 Q2 2012 TTM* Revenue & Revenue Less 3rd Party Costs Growth Q2 2012 *TTM= Trailing Twelve Months $142.0 $235.8 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 Q2 2011 Q2 2012 Revenue (TTM) Q2 2012 vs. Q1 2012 ($ millions) + 66% $97.1 $165.4 $0.0 $20.0 $40.0 $60.0 $80.0 $100.0 $120.0 $140.0 $160.0 $180.0 Q2 2011 Q2 2012 Revenue Less 3rd Party Costs (TTM) Q2 2012 vs. Q2 2011 ($ millions) + 70%

6 Adjusted EBITDA Growth Q2 2012 Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) “other” income or expense. $3.1 $6.2 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 Q2 2011 Q2 2012 Adj. EBITDA Q2 2012 vs. Q2 2011 ($ millions) + 100% $30.1 $59.5 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 Q2 2011 Q2 2012 Adj. EBITDA (TTM) Q2 2012 vs. Q2 2011 ($ millions) + 98%

7 Annual Growth Summary Q2 2012 Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) “other” income or expense. $16.4 $49.5 $90.0 $116.3 $189.2 $14.0 $16.7 $62.3 $79.6 $135.3 $0.9 $5.8 $24.7 $27.2 $53.0 $- $20.0 $40.0 $60.0 $80.0 $100.0 $120.0 $140.0 $160.0 $180.0 $200.0 2007 2008 2009 2010 2011 Key Annual Metrics ($ millions) Revenue Revenue Less 3rd Party Costs Adj. EBITDA

$129.6 $142.0 $159.6 $189.2 $211.4 $235.8 $86.3 $97.1 $105.9 $135.3 $151.3 $165.4 $28.0 $30.1 $32.5 $53.1 $56.4 $59.5 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Key Quarterly Metrics (TTM) ($ millions) Revenue Revenue Less 3rd Party Costs Adj. EBITDA 8 Quarterly Growth Summary: TTM Q2 2012 Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) “other” income or expense.

9 Margin Improvement: Revenue less 3rd Party Costs Q2 2012 • Mobile Advertising: 23% to 25%, +193bps • Mobile Marketing: 78% to 76%, -184bps 23% 25% 22% 23% 24% 25% 26% Q2 2011 Q2 2012 Advertising Margin Improvement % Q2 2012 vs. Q2 2011 78% 76% 75% 76% 77% 78% 79% Q2 2011 Q2 2012 Marketing Margin % Change Q2 2012 vs. Q2 2011

10 Q2 2012 Adjusted EBITDA Margin Improvement Q2 2012 9% 11% 0% 2% 4% 6% 8% 10% 12% Q2 2011 Q2 2012 Adjusted EBITDA Margin 21% 25% 14% 16% 18% 20% 22% 24% 26% Q2 2011 Q2 2012 Adjusted EBITDA Margin (TTM)

11 Geographic Breakdown of Revenue Q2 2012 $15.6 $18.8 $4.7 $13.6 $7.4 $16.7 $6.7 $9.5 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 2011 Q2 2012 Q2 Revenue by Region Q2 2012 vs. Q2 2011 ($ millions) Europe w/o UK UK Americas Asia/Africa + 42% + 126% + 21% + 189% 16% 29% 23% 32% % Contribution to Revenue by Region Q2 2012 Asia/Africa Americas UK Europe w/o UK The Americas is the fastest organically growing region, while the UK benefits from the over- performance of our recent MIG acquisition.

12 Q2 2012 Breakdown of Revenue by Revenue Type Our hosted SaaS revenue continues to grow with more customers moving from licensed revenue. 83% 5% 12% Q2 2012 SaaS License revenue Managed Services 80% 12% 8% Q2 2011 SaaS License revenue Managed Services

13 Comprehensive Receivables Q2 2012 Quarter Ended June 30, 2012 Quarter Ended March 31, 2012 Quarter Ended December 31, 2011 Actuals Adjustments Pro Forma Actuals Adjustments Pro Forma Actuals Adjustments Pro Forma Accrued Contract Receivables 75$ (16)$ 59$ 103$ (19)$ 84$ 98$ (16)$ 83$ Trade Receivables 108$ (9)$ 99$ 85$ (17)$ 68$ 71$ (20)$ 51$ Other Receivables & Current Assets 54$ (19)$ 35$ 56$ (18)$ 38$ 50$ (11)$ 39$ prehensive Receivables 237$ (44)$ 193$ 245$ (55)$ 190$ 219$ (47)$ 172$ ÷ Trailing Twelve Months Revenue (1) 261$ 252$ 237$ X Days in Period 360 360 360 = Comprehensive Days Sales Outstanding 266 272 261 (1) Includes revenue of acquired companies as though they had been consolidated for the entire period. Quarter ended December 31, 2011 excludes CASEE, as acquisition was not yet closed. • Significant increase in trade receivables from Q1 2012 driven by improved and more frequent customer invoicing • Despite significant revenue growth, maintained similar comprehensive receivables balance to Q1 2012, while simultaneously improving comprehensive DSOs

14 Comprehensive Receivables Balance Q2 2012 $59 $68 $35 $84 $99 $38 Accrued Contract Receivables Trade Receivables Other Receivables & Current Assets Comprehensive Receivables Balance, Q2 vs. Q1 2012 ($ millions) Quarter Ended March 31, 2012 Quarter Ended June 30, 2012 +$31 +46% -$25 -30% -$3 -8%

15 Trade Receivables Aging Q2 2012 39% 21% 7% 15% 5% 3% 10% 45% 16% 15% 11% 5% 1% 7% 1-30 days 31-60 days 61-90 days 91-120 days 120-150 days 150-180 days 180 days+ Q1 2012 Q2 2012 As of June 30th. The age of our trade receivables as presented above is derived from the individual aging of our material subsidiaries. For certain amounts which we have historically tracked based on due date, we have made certain estimates in adjusting to present these items based on the age from the invoice date, to achieve consistent global presentation. • Significant trade receivables collection improvement quarter over quarter • In Q2 2012, only 24% of trade receivables are 90+ days, compared to 33% in Q1 2012

16 Accounts Payable and Third Party Costs Q2 2012 Quarter Ended June 30, 2012 Quarter Ended March 31, 2012 Quarter Ended December 31, 2011 Actuals Adjustments* Pro Forma Actuals Adjustments* Pro Forma Actuals Adjustments* Pro Forma Accounts Payable 40$ (18)$ 23$ 33$ (13)$ 21$ 42$ (17)$ 25$ ccrued Third Party Costs 55$ (36)$ 19$ 50$ (39)$ 11$ 35$ (23)$ 13$ Adjusted AP and Third Party Costs 95$ (53)$ 42$ 83$ (52)$ 32$ 77$ (39)$ 37$ *Adjustments exclude Third Party Costs not recognized on the Income Statement • Began optimizing payables and accrued third party costs to drive improved cash flows

17 Q1 – Q2 2012 Cash Flow Bridge Q2 2012 Q1 FCF: $(27.8) Q2 FCF: $7.0 ($ millions) $75.8 $41.0 $44.7 $(15.9) $(15.0) $3.1 $(6.9) $(0.1) $25.0 $(15.9) $(2.1) $(2.6) $(0.6) $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 $90.0 $100.0 Cash: Beg. Q1 2012 Operating CF Capex FX Acquisitions Financing Activities Cash: End. Q1 2012 Operating CF Capex FX Acquisitions Financing Activities Cash: End. Q2 2012 Q1 2012 Q2 2012 Q2 FCF: $7.0 ($ millions) Q1 FCF: $(27.8)

18 Net Cash Position Q2 2012 Net Cash $36.4 Net Cash $31.3 Debt $8.2 Debt $9.6 Cash & Cash Equivalents $44.7 Cash & Cash Equivalents $40.9 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 Q1 2012 Q2 2012 Net Cash $31.3 ($ millions) Net Cash $36.4 velti

Q2 2012

Q2 2012 US GAAP To Pro Forma Reconciliation

in (000's)	GAAP	Share-Based Comp	Excluding Share-Based Comp	Other Pro Forma items	Pro Forma
Software as a service (SaaS) revenue	$ 48,946	$ -	$ 48,946	$ -	$ 48,946
License revenue	2,898	-	2,898	-	2,898
Managed Services	6,847	-	6,847	-	6,847
Total revenue	**58,691**	**-**	**58,691**	**-**	**58,691**
Costs and expenses:					
Third-party costs	20,979	-	20,979	-	20,979
Datacenter and direct project costs	7,585	(778)	6,807	(100)	6,707
General and administrative expenses	16,140	(3,113)	13,027	(1,247)	11,780
Sales and marketing expenses	12,520	(2,117)	10,403	(195)	10,208
Research and development expenses	4,336	(1,336)	3,000	(160)	2,840
Acquisition related and other charges	2,131	-	2,131	(2,131)	-
Depreciation and amortization	8,022	-	8,022	(2,587)	5,435
Total costs and expenses	71,713	(7,344)	64,369	(6,420)	57,949
Income (loss) from operations	**(13,022)**	**7,344**	**(5,678)**	**6,420**	**742**
Interest expense, net	(416)	-	(416)	-	(416)
Gain (loss) from foreign currency transactions	(2,449)	-	(2,449)	2,449	-
Other Expense	(187)	-	(187)	-	(187)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(16,074)**	**7,344**	**(8,730)**	**8,869**	**139**
Income tax (expense) benefit	(862)	-	(862)	-	(862)
Gain or (loss) from equity investments	(785)	-	(785)	569	(216)
Net income (loss)	**(17,721)**	**7,344**	**(10,377)**	**9,438**	**(939)**
Net loss attributable to non-controlling interest	(22)	-	(22)	-	(22)
Net income (loss) attributable to Velti	**$ (17,699)**	**$ 7,344**	**$ (10,355)**	**$ 9,438**	**$ (917)**
Net income (loss) attributable to Velti per share:					
Basic (and Diluted if Net Loss)	(0.28)	0.11	(0.16)	0.15	(0.01)
Diluted (Assuming we have net income)	(0.27)	0.11	(0.16)	0.14	(0.01)
Weighted average number of shares outstanding:					
Basic (and Diluted if Net Loss)	63,916	63,916	63,916	63,916	63,916
Diluted	65,779	65,779	65,779	65,779	65,779
EBITDA	**$ (5,000)**	**$ 7,344**	**$ 2,344**	**$ 3,833**	**$ 6,177**

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velti

Q2 2012

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period Ended:	
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012	June 30, 2012
Software as a service (SaaS) revenue	$ 7,573	$ 13,788	$ 14,987	$ 40,854	$ 77,202	$ 23,279	$ 27,550	$ 25,545	$ 62,650	$ 139,024	$ 46,768	$ 48,946
License revenue	4,881	5,540	3,883	12,282	26,586	2,791	4,077	10,091	19,746	36,705	1,505	2,898
Managed Services	3,777	2,601	1,752	4,351	12,481	3,480	2,731	2,552	4,710	13,473	3,520	6,847
Total revenue	**16,231**	**21,929**	**20,622**	**57,487**	**116,269**	**29,550**	**34,358**	**38,188**	**87,106**	**189,202**	**51,793**	**58,691**
Costs and expenses:												
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862	20,979
Datacenter and direct project costs [1]	1,333	1,467	1,570	1,942	6,312	2,951	5,140	4,127	5,734	17,952	7,892	7,585
General and administrative expenses [1]	5,371	3,909	5,882	7,322	22,484	9,468	14,409	10,260	11,121	45,258	15,132	16,140
Sales and marketing expenses [1]	4,689	6,263	6,179	5,918	23,049	7,993	11,586	7,785	10,369	37,733	12,753	12,520
Research and development expenses [1]	1,282	1,701	1,656	3,201	7,840	2,830	3,563	2,814	3,853	13,060	4,684	4,336
Acquisition related and other charges	-	-	-	5,364	5,364	1,461	6,142	-	2,787	10,390	2,197	2,131
Depreciation and amortization	2,569	2,684	2,843	4,035	12,131	3,754	4,108	5,788	7,250	20,900	7,269	8,022
Total costs and expenses	19,268	25,083	23,127	46,360	113,838	39,090	55,665	44,520	59,919	199,194	66,789	71,713
Income (loss) from operations	**(3,037)**	**(3,154)**	**(2,505)**	**11,127**	**2,431**	**(9,540)**	**(21,307)**	**(6,332)**	**27,187**	**(9,992)**	**(14,996)**	**(13,022)**
Interest expense, net	(1,062)	(1,305)	(2,826)	(2,876)	(8,069)	(3,483)	(1,398)	(1,482)	(1,026)	(7,389)	(743)	(416)
Gain (loss) from foreign currency transactions	(861)	(1,195)	1,004	(674)	(1,726)	378	(2,181)	8,777	(774)	6,200	1,375	(2,449)
Other Expense	-	-	-	-	-	(76)	162	(120)	(15)	(49)	6,174	(187)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(4,960)**	**(5,654)**	**(4,327)**	**7,577**	**(7,364)**	**(12,721)**	**(24,724)**	**843**	**25,372**	**(11,230)**	**(8,190)**	**(16,074)**
Income tax (expense) benefit	212	228	(1,110)	(3,101)	(3,771)	(2,237)	(721)	(482)	(368)	(3,808)	(278)	(862)
Gain or (loss) from equity investments	(499)	(978)	(630)	(2,508)	(4,615)	(965)	320	262	183	(200)	(371)	(785)
Net income (loss)	**(5,247)**	**(6,404)**	**(6,067)**	**1,968**	**(15,750)**	**(15,923)**	**(25,125)**	**623**	**25,187**	**(15,238)**	**(8,839)**	**(17,721)**
Net loss attributable to non-controlling interest	(24)	(17)	(19)	(21)	(81)	(51)	(49)	25	205	130	(21)	(22)
Net income (loss) attributable to Velti	**$ (5,223)**	**$ (6,387)**	**$ (6,048)**	**$ 1,989**	**$ (15,669)**	**$ (15,872)**	**$ (25,076)**	**$ 598**	**$ 24,982**	**$ (15,368)**	**$ (8,818)**	**$ (17,699)**
Net income (loss) attributable to Velti per share:												
Basic (and Diluted if Net Loss)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)	$ (0.29)
Diluted (Assuming we have net income)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)	$ (0.29)
Weighted average number of shares outstanding:												
Basic	37,530	37,704	38,160	38,297	37,933	47,099	53,047	61,595	61,718	55,865	61,816	61,816
Diluted	37,530	37,704	38,160	39,551	37,933	47,099	53,047	63,926	62,921	55,865	61,816	61,816
(1) Includes share-based compensation as follows:												
Datacenter and direct project costs	$ 67	$ 107	$ 183	$ 87	$ 443	$ 628	$ 1,751	$ 601	$ 568	$ 3,549	$ 972	$ 778
General and administrative expenses	224	498	1,010	880	2,613	3,244	5,632	1,342	1,516	11,735	3,660	3,113
Sales and marketing expenses	485	678	1,388	(321)	2,231	1,876	4,019	1,127	1,266	8,288	2,392	2,117
Research and development expenses	149	199	339	299	985	814	1,889	703	650	4,055	1,584	1,336
Total Share-based compensation	$ 925	$ 1,482	$ 2,920	$ 945	$ 6,272	$ 6,562	$ 13,291	$ 3,773	$ 4,000	$ 27,627	$ 8,608	$ 7,344

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Q2 2012

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period Ended:	
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012	June 30, 2012
Adjusted Net Income (Loss) & Adjusted EBITDA Reconciliation												
Net loss before non-controlling interest	**$ (5,247)**	**$ (6,404)**	**$ (6,067)**	**$ 1,968**	**$ (15,750)**	**$ (15,923)**	**$ (25,125)**	**$ 623**	**$ 25,187**	**$ (15,238)**	**$ (8,839)**	**$ (17,721)**
Adjustments:												
Foreign exchange (gains) losses	861	1,195	(1,004)	674	1,726	(378)	2,181	(8,777)	774	$ (6,200)	(1,375)	2,449
Non-cash share based compensation	925	1,482	2,920	945	6,272	6,562	13,291	3,773	4,000	$ 27,627	8,608	7,344
Non-recurring and acquisition-related expenses	-	-	-	6,364	6,364	2,282	6,995	2,404	4,641	$ 16,322	(2,301)	3,833
(Gain) Loss from equity method investments	-	-	-	2,776	2,776	1,458	(169)	109	490	$ 1,888	133	569
Depreciation and amortization - acquisition related	276	280	295	784	1,635	795	797	795	2,220	$ 4,607	2,637	2,587
Adjusted net income (loss)	**$ (3,185)**	**$ (3,447)**	**$ (3,856)**	**$ 13,511**	**$ 3,023**	**$ (5,204)**	**$ (2,030)**	**$ (1,073)**	**$ 37,312**	**$ 29,005**	**$ (1,137)**	**$ (939)**
(Gain) loss from equity method investments - other	499	978	630	(268)	1,839	(493)	(151)	(371)	(673)	(1,688)	238	216
Depreciation and amortization - other	2,293	2,404	2,548	3,251	10,496	2,959	3,311	4,993	5,030	16,293	4,632	5,435
Income tax expense (benefit)	(212)	(228)	1,110	3,101	3,771	2,237	721	482	368	3,808	278	862
Interest expense, net	1,062	1,305	2,826	2,876	8,069	1,704	1,398	1,482	1,026	5,610	743	416
Other (income) expense	-	-	-	-	-	76	(162)	120	15	49	(146)	187
Adjusted EBITDA	**$ 457**	**$ 1,012**	**$ 3,258**	**$ 22,471**	**$ 27,198**	**$ 1,279**	**$ 3,087**	**$ 5,633**	**$ 43,078**	**$ 53,077**	**$ 4,608**	**$ 6,177**
Summary Data												
Total Revenue	16,231	21,929	20,622	57,487	116,269	29,550	34,358	38,188	87,106	189,202	51,793	58,691
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862	20,979
Total revenue less: third party costs	12,207	12,870	15,625	38,909	79,611	18,917	23,641	24,442	68,301	135,301	34,931	37,712
% Margin	75%	59%	76%	68%	68%	64%	69%	64%	78%	72%	67%	64%
Pro Forma Operating Expenses [1]												
Datacenter and direct project costs	$ 1,266	$ 1,360	$ 1,387	$ 1,785	$ 5,798	$ 2,390	$ 3,389	$ 3,526	$ 5,166	$ 14,471	$ 6,820	$ 6,707
General and administrative expenses	$ 5,147	$ 3,411	$ 4,872	$ 6,031	$ 19,461	$ 6,617	$ 7,924	$ 6,514	$ 8,178	$ 29,233	$ 10,397	$ 11,780
Sales and marketing expenses	$ 4,204	$ 5,585	$ 4,791	$ 5,879	$ 20,459	$ 6,462	$ 7,567	$ 6,658	$ 8,847	$ 29,534	$ 10,166	$ 10,208
Research and development expenses	$ 1,133	$ 1,502	$ 1,317	$ 2,743	$ 6,695	$ 2,169	$ 1,674	$ 2,111	$ 3,032	$ 8,986	$ 2,940	$ 2,840
Total	$ 11,750	$ 11,858	$ 12,367	$ 16,438	$ 52,413	$ 17,638	$ 20,554	$ 18,809	$ 25,223	$ 82,224	$ 30,323	$ 31,535
Adjusted EBITDA Margin	3%	5%	16%	39%	23%	4%	9%	15%	49%	28%	9%	11%

(1) Excludes share-based compensation and non-recurring expenses otherwise allocable to given expense category.

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22 3rd Quarter and Fiscal Year 2012 Guidance Q2 2012 $ Millions Q3 2012 FY 2012 Revenue $60.0 - $64.0 $285.0 - $296.0 Adjusted EBITDA $8.5 - $10.5 $82.0 - $88.0